As filed with the Securities and Exchange Commission on October 3, 2025

File No. 333-289295

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-14

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 /x/

Pre-Effective Amendment No.

X    Post-Effective Amendment No. 1

THE TIMOTHY PLAN

(Exact Name of Registrant as Specified in Charter)

1055 MAITLAND CENTER COMMONS

MAITLAND, FL 32751

(Address of Principal Executive Offices) (Zip Code)

Registrant’s Telephone Number, Including Area Code: (407) 644-1986

BRIAN MUMBERT

1055 MAITLAND CENTER COMMONS

MAITLAND, FL 32751

(Name and Address of Agent for Service)

Copies to:

DAVID C. MAHAFFEY, ESQ.

Sullivan & Worchester LLP

1666 K Street, NW

Washington, DC 20006

(202) 775-1207

This filing will become effective immediately upon filing pursuant to Rule 462(d) under the Securities Act of 1993, as amended.

This post-effective amendment No. 1 to the Registration Statement on Form N-14 of the Registrant is being filed solely to provide Exhibit J. (2) to Part C of the Registration Statement previously filed with the Commission on August 6, 2025.

Parts A and B of the Registration Statement filed with the Commission on August 6, 2025, and the definitive versions thereof filed with the SEC on September 8, 2025 pursuant to Rule 497 under the Securities Act are incorporated by reference herein.

PART C. OTHER INFORMATION

Item 28. Exhibits

a.	Articles of Incorporation - Copy of Agreement and Declaration of Trust, of The Timothy Plan, a Delaware Business Trust (effective 2002 the Delaware Statutory Trust Act), filed on April 30, 1996, as an Exhibit to Registrant’s Post-Effective Amendment and incorporated herein by reference.

b.	By-Laws – Copy of Agreement and Declaration of Trust of The Timothy Plan a Delaware Business Trust (effective 2002 the Delaware Statutory Trust Act), filed on April 30, 1996, as an Exhibit to Registrant’s Post-Effective Amendment and incorporated herein by reference.

c.	Instruments Defining Rights of Security Holders – Copy of Agreement and Declaration of Trust of The Timothy Plan a Delaware Business Trust (effective 2002 the Delaware Statutory Trust Act), filed on April 30, 1996, as an Exhibit to Registrant’s Post-Effective Amendment and incorporated herein by reference.

d.	Agreement and Plan of Reorganization – Agreement and Plan of Reorganization is attached to Part A of Form N-14 as an appendix (Appendix A) on August 6, 2025 and incorporated herein by reference.

e.	Investment Advisory Contracts

(1)	Registrant’s Copy of Consolidated and Restated Investment Advisory Agreement with Timothy Partners, Ltd. filed as an Exhibit to Registrant’s Post-Effective Amendment on January 24, 2023, and incorporated herein by reference.

(13)	Copy of Sub-Investment Advisory Agreement by and between Timothy Partners, Ltd. and Victory Capital Management, Inc, on behalf of the Timothy Plan US Large Cap Core ETF, Timothy Plan US Small- Cap Core ETF, Timothy Plan International ETF, and Timothy Plan US High Dividend Stock ETF, filed as an Exhibit to Registrant’s Post-Effective Amendment filed on April 30, 2019, and incorporated herein by reference.

(14)	Copy of Registrants Contractual Advisory Fee Waiver by and between Timothy Partners, LTD and Timothy Plan Trust, as an Exhibit to Registrant’s Post-Effective Amendment effective May 1, 2024, and incorporated herein by reference.

(15)	Registrants Contractual Advisory Fee Waiver by and between Timothy Partners, LTD and Timothy Plan Trust, dated November 22, 2024, as an Exhibit to Registrant’s Post-Effective Amendment effective February 1, 2025, and incorporated herein by reference.

f.	Underwriting Contracts

(2)	Form of Registrant’s Underwriting Agreement with Foreside Distributors, on behalf of the Timothy Plan ETF Funds, filed as an Exhibit to Registrant’s Post-Effective Amendment filed on January 24, 2023, and incorporated herein by reference.

g.	Bonus or Profit-Sharing Contracts - Not Applicable

h.	Custodian Agreements

(2)	Copy of Registrants Custodian Agreement with Citibank, N.A. for the Timothy Plan ETF Funds, filed as an Exhibit to Registrant’s Post-Effective Amendment on April 30, 2019, and incorporated herein by reference.

(2.a)	Copy of Registrants Amendment No. 1 to Global Custodian Agreement and Agency Services Agreement with Citibank, N.A. for the Timothy Plan US Large/Mid Core Enhanced ETF and the Timothy Plan High Dividend Stock Enhanced ETF, filed as an Exhibit to Registrant’s Post-Effective Amendment on January 24, 2023, and incorporated herein by reference.

(2.b)	Copy of Registrants Amendment No. 3 to Custodian Agreement with Citibank, N.A. for the Timothy Plan Timothy ETF Funds, filed as an Exhibit to Registrant’s Post-Effective Amendment on January 24, 2023, and incorporated herein by reference.

(2.c)	Copy of Registrants Amendment No. 4 to Custodian Agreement with Citibank, N.A. for Timothy Plan, filed as an Exhibit to Registrant’s Post-Effective Amendment on January 28, 2025, and incorporated herein by reference.

(3)	Copy of Registrants Brinks Precious Metals Storage Agreement for the Timothy Plan Funds, filed as an Exhibit to Registrant’s Post-Effective Amendment on January 24, 2023, and incorporated herein by reference.

i.	Other Material Contracts

(2)	Copy of Transfer Agent, Administrative and Fund Accounting Agreement with Citi Fund Services Ohio and Citibank, N.A ., filed as an Exhibit to Registrant’s Post-Effective Amendment on April 29, 2019, and incorporated herein by reference.

(2.b)	Copy of Registrant’s Amendment No.2 to Transfer Agent, Administrative and Fund Accounting Agreement with Citi Fund Services Ohio and Citibank, N.A ., for the Timothy Plan ETF Funds filed as an Exhibit to Registrant’s Post-Effective Amendment on January 24, 2023, and incorporated herein by reference.

(3)	Copy of Timothy Plan Trustee Special Powers of Attorney filed as an Exhibit to Part A of Form N-14 filed on August 6, 2025, and incorporated herein by reference.

(4)	Copy of Northern Lights Consulting Agreement executed January 28, 2022, filed as an Exhibit to Registrant’s Post Effective Annual Amendment effective February 1, 2024, and incorporated herein by reference.

(5)	Copy of Goldman Sachs Futures and Options Contract, executed November 8, 2018, filed as an Exhibit to Registrant’s Post Effective Annual Amendment effective February 1, 2024 and incorporated herein by reference.

(5.a)	Copy of Amendment 1 to Goldman Sachs Futures and Options Contract, executed, October 30, 2019, filed as an Exhibit to Registrant’s Post Effective Annual Amendment effective February 1, 2024, and incorporated herein by reference.

(6)	Copy of Egan Jones Proxy Services Agreement, effective February 1, 2024, filed as an Exhibit to Registrant’s Post Effective Annual Amendment effective February 1, 2024 and incorporated herein by reference.

(7)	Copy of Northern Lights Consulting Agreement, effective February 2, 2022, filed as an Exhibit to Registrant’s Post Effective Annual Amendment effective May 1, 2024, and incorporated herein by reference.

(8)	Copy of Pine Advisors Services Agreement, effective May 1, 2025, filed as an Exhibit to Registrant’s Post Effective Annual Amendment effective May 1, 2025, and incorporated herein by reference.

j.	(1)	Legality of Shares Opinion as to certain matters relating to the Timothy Plan US Large mid Cap Core ETF (“Acquiring Fund”) filed Form N-14 on August 6, 2025, and incorporated herein by reference.

(2)	Legal Opinion of Counsel as to certain Federal income tax consequences relating to the Timothy Plan US Large mid Cap Core ETF (“Acquiring Fund”) filed herewith.

k.	Other Opinions. Consent of Independent Registered Public Accounting Firm, Cohen & Company, Ltd. filed with Form N-14/A on September 4, 2025, and incorporated herein by reference.

l.	Omitted Financial Statements – None

m.	Initial Capital Agreements – Investment letters between the Registrant and its initial shareholders, filed as an Exhibit to Registrant’s Post-Effective Amendment on April 30, 1996, are hereby incorporated by reference.

n.	Rule 12b-1 Plans

(1)	Registrant’s Plan of Distribution for Class A Shares, which was filed as an Exhibit to Registrant’s Post- Effective Amendment on March 18, 1999, and incorporated herein by reference.

(2)	Registrant’s Plan of Distribution for Class C shares, which was filed as an Exhibit to Registrant’s Post-effective Amendment on March 18, 1999, and incorporated herein by reference.

(3)	Registrant’s Copy of Amendment to Plan of Distribution for Class A Shares, adding the Timothy Plan High Yield Fund and Timothy Plan International Fund, which was filed as an Exhibit to Registrant’s Post-Effective Amendment on May 2, 2007, and incorporated herein by reference.

(4)	Registrant’s Copy of Amendment to Plan of Distribution for Class C Shares, adding the Timothy Plan High Yield Fund and Timothy Plan International Fund, which was filed as an Exhibit to Registrant’s Post-Effective Amendment on May 2, 2007, and incorporated herein by reference.

(5)	Registrant’s Amendment to Plan of Distribution for Class A Shares, adding the Timothy Plan Defensive Strategies Fund, which was filed as an Exhibit to Registrant’s Post-Effective Amendment on August 6. 2009, and is incorporated herein by reference.

(6)	Registrant’s Amendment to Plan of Distribution for Class C Shares, adding the Timothy Plan Defensive Strategies Fund, which was filed as an Exhibit to Registrant’s Post-Effective on August 6, 2009, is hereby incorporated by reference.

(7)	Registrant’s Copy of Amendment to Plan of Distribution for Class C shares, adding the Timothy Plan Israel Common Values Fund, filed as an Exhibit to Registrant’s Post-Effective Amendment on October 11, 2011, and incorporated herein by reference.

(8)	Registrant’s Copy of Amendment to Plan of Distribution for Class A Shares, adding the Timothy Plan Israel Common Values Fund, which was filed as an Exhibit to Registrant’s Post-Effective Amendment on October 11, 2011, and incorporated herein by reference.

(9)	Registrant’s Copy of Amended Plan of Distribution for Class C shares, adding the Timothy Plan Growth and Income Fund, which was filed as an Exhibit to Registrant’s Post-Effective on October 1, 2013, is hereby incorporated by reference.

(10)	Registrant’s Copy of Amended Plan of Distribution for Class A shares, adding the Timothy Plan Growth and Income Fund, which was filed as an Exhibit to Registrant’s Post-Effective Amendment on October 1, 2013, is hereby incorporated by reference.

o.	Rule 18f-3 Plan

(1)	Registrant’s Copy of Multiple Class Plan filed as an Exhibit to Registrant’s Post-Effective Amendment, on January 24, 2023, and incorporated herein by reference.

p.	Reserved

q.	Code of Ethics

(1)	Copy of Code of Ethics for the Timothy Plan, filed as an Exhibit to Registrant’s Post- Effective Amendment dated January 28, 2025, is hereby incorporated by reference.

(2)	Copy of Code of Ethics for Timothy Partners Ltd., filed as an Exhibit to Registrant’s Post- Effective Amendment dated January 28, 2025, is hereby incorporated by reference.

(3)	Copy of Code of Ethics of Barrow, Hanley, Mewhinney & Strauss, LLC, dated February 14, 2025, filed as an Exhibit to Registrant’s Post-Effective Amendment effective May 1, 2025, and incorporated herein by reference.

(4)	Copy of Code of Ethics of Chartwell Investment Partners filed as an Exhibit to Registrant’s Post-Effective Amendment effective May 1, 2024, and incorporated herein by reference.

(5)	Copy of Code of Ethics of Chilton Capital Management, LLC dated January 2024, filed as an Exhibit to Registrant’s Post-Effective Amendment effective May 1, 2024, and incorporated herein by reference.

(6)	Copy of Code of Ethics of Eagle Global Advisors, LLC, dated November 11, 2024, filed as an Exhibit to Registrant’s Post-Effective Amendment effective May 1, 2025, and incorporated herein by reference.

(7)	Copy of Code of Ethics of CoreCommodity, LLC, dated October 2024, filed as an Exhibit to Registrant’s Post-Effective Amendment effective May 1, 2025, and incorporated herein by reference.

(8)	Copy of Code of Ethics of Westwood Management Corp., dated July 30, 2024, filed as an Exhibit to Registrant’s Post-Effective Amendment effective May 1, 2025, and incorporated herein by reference.

(9)	Copy of Code of Ethics of Victory Capital Management, Inc. dated July 1, 2023, filed as an Exhibit to Registrant’s Post-Effective Amendment effective May 1, 2025, is hereby incorporated by reference.

(10)	Copy of Code of Ethics of Raymond James Investment Management, dated February 5, 2024, filed as an Exhibit to Registrant’s Post-Effective Amendment dated January 28, 2025, is hereby incorporated by reference.

Item 29.	Persons Controlled by or Under Common Control with Registrant - None

Item 30.	Indemnification

Under the terms of the Delaware Business Trust Act (effective 2002 the Delaware Statutory Trust Act) and the Registrant’s Agreement and Declaration of Trust and By-Laws, no officer or Trustee of the Trust shall have any liability to the Trust or its shareholders for damages, except to the extent such limitation of liability is precluded by Delaware law, the Agreement and Declaration of Trust or the By-Laws.

The Delaware Business Trust Act, section 3817, permits a business trust to indemnify any trustee, beneficial owner, or other person from and against any claims and demands whatsoever. Section 3803 protects a trustee, when acting in such capacity, from liability to any person other than the business trust or beneficial owner for any act, omission, or obligation of the business trust or any trustee thereof, except as otherwise provided in the Agreement and Declaration of Trust.

The Agreement and Declaration of Trust provides that the Trustees shall not be responsible or liable in any event for any neglect or wrong-doing of any officer, agent, employee, manager or principal underwriter of the Trust, nor shall any Trustee be responsible for the act or omission of any other Trustee, and, subject to the provisions of the By-Laws, the Trust out of its assets may indemnify and hold harmless each and every officer and Trustee of the Trust from and against any and all claims, demands, costs, losses, expenses, and damages whatsoever arising out of or related to such Trustee’s performance of his or her duties as a officer or Trustee of the Trust; provided that nothing contained in the Agreement and Declaration of Trust shall indemnify, hold harmless or protect any officer or Trustee from or against any liability to the Trust or any shareholder to which he or she would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office.

The By-Laws provide indemnification for an officer or Trustee who was or is a party or is threatened to be made a party to any proceeding (other than an action by or in the right of the Trust), by reason of the fact that such person is or was an agent of the Trust, against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred in connection with such proceeding, if it is determined that such person acted in good faith and reasonably believed: (a) in the case of conduct in his official capacity as an agent of the Trust, that his conduct was in the Trust’s best interests and (b) in all other cases, that his conduct was at least not opposed to the Trust’s best interests and (c) in the case of a criminal proceeding, that he had no reasonable cause to believe the conduct of that person was unlawful.

The termination of any proceeding by judgment, order or settlement shall not of itself create a presumption that the person did not meet the requisite standard of conduct set forth above. The termination of any proceeding by conviction, or a plea of nolo contendere or its equivalent, or any entry of an order of probation prior to judgment, shall create a rebuttable presumption that the person did not meet the requisite standard of conduct set forth above.

The By-Laws further provide indemnification for an officer or Trustee who was or is a party or is threatened to be made a party to any proceeding by or in the right of the Trust to procure a judgment in its favor by reason of the fact that the person is or was an agent of the Trust, against expenses actually and reasonably incurred by that person in connection with the defense or settlement of that action if that person acted in good faith, in a manner that person believed to be in the best interests of the Trust and with such care, including reasonable inquiry, as an ordinarily prudent person in a like position would use under similar circumstances.

The By-Laws provide no right to indemnification for any liability arising by reason of willful misfeasance, bad faith, gross negligence, or the reckless disregard of the duties involved in the conduct of an officer’s or Trustee’s office with the Trust. Further no indemnification shall be made:

(a) In respect of any proceeding as to which an officer or Trustee shall have been adjudged to be liable on the basis that personal benefit was improperly received by him, whether or not the benefit resulted from an action taken in the person’s official capacity; or

(b) In respect of any proceeding as to which an officer or Trustee shall have been adjudged to be liable in the performance of that person’s duty to the Trust, unless and only to the extent that the court in which that action was brought shall determine upon application that in view of all the relevant circumstances of the case, that person is fairly and reasonably entitled to indemnity for the expenses which the court shall determine; however, in such case, indemnification with respect to any proceeding by or in the right of the Trust or in which liability shall have been adjudged by reason of the disabling conduct set forth in the preceding paragraph shall be limited to expenses; or

(c) Of amounts paid in settling or otherwise disposing of a proceeding, with or without court approval, or of expenses incurred in defending a proceeding which is settled or otherwise disposed of without court approval, unless the required approval as set forth below is obtained.

The By-Laws provide to the extent that an officer or Trustee has been successful, on the merits or otherwise, in the defense of any proceeding as set forth above before a court or other body before whom a proceeding was brought, the officer or Trustee shall be indemnified against expenses actually and reasonably incurred by the officer or Trustee in connection therewith, provided that the Board of Trustees, including a majority who are disinterested, non-party Trustees, also determines that based upon a review of the facts, the officer or Trustee was not liable by reason of the disabling conduct also as set forth above.

Except as provided for in the preceding paragraph, the By-Laws provide that any indemnification provided therein shall be made by the Trust only if authorized in the specific case on a determination that indemnification of the officer or Trustee is proper in the circumstances because the officer or Trustee has met the applicable standard of conduct as set forth above and is not prohibited from indemnification because of the disabling conduct also as set forth above, by:

(a) A majority vote of a quorum consisting of Trustees who are not parties to the proceeding and are not interested persons of the Trust (as defined in the Investment Company Act of 1940);

(b) A written opinion by an independent legal counsel; or

(c) The shareholders; however, shares held by an officer or Trustee who is a party to the proceeding may not be voted on the subject matter.

The By-Laws permit expenses incurred in defending any proceeding as set forth above to be advanced by the Trust before the final disposition of the proceeding if (a) receipt of a written affirmation by the officer or Trustee of his good faith belief that he has met the standard of conduct necessary for indemnification as set forth therein and a written undertaking by or on behalf of the officer or Trustee, such undertaking being an unlimited general obligation to repay the amount of the advance if it is ultimately determined that he has not me those requirements, and (b) a determination would not preclude indemnification as set forth therein. Determinations and authorizations of payments must be made in the manner specified above for determining that the indemnification is permissible.

No indemnification or advance is permitted under the By-Laws, with limited exceptions as set forth therein, in any circumstances where it appears:

(a) That it would be inconsistent with a provision of the Agreement and Declaration of Trust of the Trust, a resolution of the shareholders, or an agreement in effect at the time of accrual of the alleged cause of action asserted in the proceeding in which the expenses were incurred or other amounts were paid which prohibits or otherwise limits indemnification; or

(b) That it would be inconsistent with any condition expressly imposed by a court in approving a settlement.

The Trustees and officers of the Trust are entitled and empowered under the Agreement and Declaration of Trust and By-Laws, to the fullest extent permitted by law, to purchase errors and omissions liability insurance with assets of the Trust, whether or not a Fund would have the power to indemnify him against such liability under the Agreement and Declaration of Trust or By-Laws.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to the Trustees, the officers, the underwriter or control persons of the Registrant pursuant to the foregoing provisions, the Registrant has been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in that Act and is, therefore, unenforceable.

Item 31.   Business and Other Connections of the Investment Manager

(1.)	Covenant Funds, Inc., a Florida corporation and the managing general partner of the advisor, Timothy Partners, Ltd. Arthur D. Ally, is President and 75% shareholder of this corporation.

Item 32.   Principal Underwriter.

(1.a)	Timothy Partners, Ltd. is the principal underwriter for the Trust and currently acts only as an underwriter for the Trust.

(1.b)	The table below sets forth certain information as to the Underwriter’s directors, officers and control persons:

Name and Principal Business Address	Positions and Offices with the Underwriter	Positions and Offices with the Trust
Arthur D. Ally 1055 Maitland Center Commons Maitland, FL 32751	President of Timothy Partners, Ltd.	Chairman

(1.c)	None

Item 33.	Location of Accounts and Records.

Each account, book or other document required to be maintained by Section 31(a) of the 1940 Act and Rules 17 CFR 270.31a-1 to 31a-3 promulgated thereunder, is maintained by the Trust at 1055 Maitland Center Commons, Maitland, Florida 32751, except for those maintained by the Trust’s custodians, US Bank, N.A., 425 Vine Street, Cincinnati, Ohio, 45202, CitiBank, N.A. 388 Greenwich Street, New York, NY 10013 and the Registrant’s administrator, transfer, redemption/ dividend disbursing agent and accounting services agent, Ultimus Fund Solutions, LLC., 4221 N. 203rd St, Suite 100, Elkhorn, NE 68022-3474.

Each adviser (or sub-adviser) will maintain physical possession of the accounts, books and other documents required to be maintained by Rule 31a-1(f) at the address of record for each separate series of the Trust that the adviser manages.

Item 34.	Management Services None

Item 35.	Undertakings.

Registrant hereby undertakes, if requested by the holders of at least 10% of the Registrant’s outstanding shares, to call a meeting of shareholders for the purpose of voting upon the question of removal of a director(s) and to assist in communications with other shareholders in accordance with Section 16(c) of the 1940 Act, as though Section 16(c) applied.

Registrant hereby undertakes to furnish each person to whom a prospectus is delivered with a copy of its latest annual report to shareholders, upon request and without charge.

Registrant hereby undertakes to carry out all indemnification provisions of its Agreement and Declaration of Trust and By-Laws in accordance with Investment Company Act Release No. 11330 (Sept. 4, 1980) and successor releases.

Registrant agrees to file, by post-effective amendment, an opinion of counsel supporting the tax consequences of the Reorganization within a reasonably prompt time after receipt of such opinion.

Insofar as indemnifications for liability arising under the Securities Act of 1933, as amended (“1933 Act”), may be permitted to directors, officers and controlling person of the Registrant pursuant to the provision under Item 27 herein, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication.

SIGNATURES

As required by the Securities Act of 1933 (the “Securities Act”), as amended, this Registration Statement has been signed on its behalf of the Registrant, in the city of Maitland and the State of Florida on October 3, 2025.

THE TIMOTHY PLAN

By:	/s/ Brian Mumbert
BRIAN MUMBERT, PRESIDENT

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the date indicated.

Signature	Title	Date

/s/ Brian Mumbert	Trustee	October 3, 2025
BRIAN MUMBERT

/s/ Mathew D. Staver*	Trustee	October 3, 2025
MATHEW D. STAVER

/s/ Deborah Honeycutt*	Trustee	October 3, 2025
DEBORAH HONEYCUTT

/s/ Dale Bissonette*	Trustee	October 3, 2025
DALE BISSONETTE

/s/ Anthereca Lane*	Trustee	October 3, 2025
ANTHERECA LANE

/s/ Alan M. Ross*	Trustee	October 3, 2025
ALAN M. ROSS

/s/ Richard W. Copeland*	Trustee	October 3, 2025
RICHARD W. COPELAND

/s/ Abraham M. Rivera*	Trustee	October 3, 2025
ABRAHAM M. RIVERA

/s/ Theron Holladay*	Trustee	October 3, 2025
THERON HOLLADAY

/s/ John C. Mulder*	Trustee	October 3, 2025
JOHN C. MULDER

/s/ Shelly Nahrstedt*	Trustee	October 3, 2025
SHELLY NAHRSTEDT

/s/ Kenneth Blackwell*	Trustee	October 3, 2025
KENNETH BLACKWELL

/s/ Greg Ally*	Treasurer and CFO	October 3, 2025
GREG ALLY

*By:	/s/ Brian Mumbert, Attorney-in-Fact, pursuant to powers of attorney incorporated herein by reference as filed with SEC with Form N-14.

EXHIBIT INDEX

Exhibit Number	Description
J. (2).	Legal Opinion of Counsel as to certain Federal income tax consequences relating to the Timothy Plan US Large mid Cap Core ETF (“Acquiring Fund”).